Filed pursuant to Rule 424(b)(3)
                                          Registration No. 333 - 38901


PROSPECTUS

                       ICN PHARMACEUTICALS, INC.

                    630,113 SHARES OF COMMON STOCK

     This Prospectus relates to up to 46,818 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of ICN
Pharmaceuticals,   Inc.,   a  Delaware   corporation   ("ICN"  or  the
"Company"), issuable by the Company upon the exercise of its outstanding five-year representatives warrants (the "Warrants") issued to H.J. Meyers & Co., Inc. ("Meyers") or its designees (the "Warrant holders"). The Warrants are exercisable until January 27, 1998, at an exercise price of $18.7151. This Prospectus also relates to an offering of up to 551,595 shares of Common Stock that may be issued upon the exchange of the new and old Bio Capital Holding Swiss Franc Exchangeable Certificates due February 17, 2002, in the aggregate principal amounts of Swiss Francs 37,870,000 and 1,745,000, respectively (collectively, the "Certificates"), of Bio Capital Holding, a Guernsey, Channel Islands trust. Cash will be paid in lieu of fractional shares upon the exchange of the Warrants or the Certificates.

     In addition, this Prospectus relates to the resale of up to 31,700 shares (the "Rzeszow Shares") of Common Stock that may from time to time be offered or sold by certain employees (the "Rzeszow Employees") of Polfa Rzeszow S.A. ("Rzeszow"), a Polish pharmaceutical company.

     The Warrants were issued originally by Viratek, Inc. ("Viratek") in connection with an offering by Viratek of units. From and after the combination on November 10, 1994 (the "Merger") of ICN
Pharmaceuticals, Inc. ("Old ICN"), SPI Pharmaceuticals ("SPI"), Viratek, and ICN Biomedicals, Inc. ("Biomedicals") (collectively, the "Predecessor Companies"), the Warrants and Certificates have been exchangeable into shares of Common Stock. In conjunction with the Merger, SPI, Old ICN and Viratek merged into ICN Merger Corp., and Biomedicals merged into ICN Subsidiary Corp., a wholly owned subsidiary of ICN Merger Corp., and ICN Merger Corp. was renamed ICN Pharmaceuticals, Inc.

     As of December 16, 1997, the new and old Certificates were exchangeable into Common Stock at prices of $47.146 and $81.259, respectively, per share, subject to adjustment for dilutive issues. Accordingly, each new and old Certificate representing 5000 Swiss Francs principal amount is exercisable into 70.99 and 39.96 shares of Common Stock, respectively. For the purposes of calculating the number of shares issued on exchange of the Certificates, the exchange rates of 1.494 and 1.59 Swiss Francs per U.S. Dollar are used throughout the life of the new and old Certificates, respectively.

     In connection with ICN's acquisition of an 80% interest in Rzeszow, ICN agreed to issue the Rzeszow Shares covered by this Prospectus to the Rzeszow Employees. The offer and sale of the Rzeszow Shares to the Rzeszow Employees will be made outside the United States in compliance with Regulation S of the Securities Act of 1933, as amended (the "Securities Act").

     The Company has agreed to bear all expenses in connection with the registration of the Common Stock on behalf of the Warrant holders, the Certificate holders, and the Rzeszow Employees.

     The Rzeszow Employees and any broker-dealers, agents or underwriters that participate with the Rzeszow Employees in the distribution of the Rzeszow Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Rzeszow Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "ICN." On December 16, 1997, the closing sale price per share, as reported by the NYSE, was $49.9375.

     The Rzeszow Shares may be sold from time to time by the Rzeszow Employees, or, in certain cases, by their transferees or assignees. Such sales may be made in the over-the-counter market, on the NYSE or other exchanges (if the Common Stock is listed for trading thereon), or otherwise at prices and at terms then prevailing, at prices related to the then current market price or at negotiated prices. The Rzeszow Shares may be sold by any one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. In addition, any Rzeszow Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The Date of this Prospectus is December 19, 1997.


Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.


                         AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the
"Commission" or "SEC"). Such reports, proxy statements and other information filed by the Company may be inspected and copies obtained (at prescribed rates) at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices in New York, at 7 World Trade Center, 13th Floor, New York, New York 10048, and in Chicago, at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained (at prescribed rates), by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also is available through the Commission's Website (http://www.sec.gov). Such material also can be inspected at the NYSE, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

     This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the Common Stock. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the Commission's rules and regulations. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission as described above.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following reports and documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference as of their respective dates:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1996, dated March 31, 1997, as amended by Form 10-K/A, dated July 24, 1997.

     2. Quarterly Report on Form 10-Q for the three months ended March 31, 1997, dated May 15, 1997.

     3. Quarterly Report on Form 10-Q for the three months ended June 30, 1997, dated August 14, 1997.

     4. Quarterly Report on Form 10-Q for the three months ended September 30, 1997, dated November 14, 1997.

     5.   Current Report on Form 8-K, dated December 18, 1997.

     6.   The description of the Common Stock and associated Preferred
          Stock  Purchase   Rights   contained  in  the   Registration
          Statement on Form 8-A, dated November 10 ,1994.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant to this Prospectus (this "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such reports and documents. Any statement contained herein or in a report or document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed report or document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE REPORTS AND DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS THERETO, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH REPORTS OR DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO DAVID C. WATT, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY, ICN PHARMACEUTICALS, INC., 3300 HYLAND AVENUE, COSTA MESA, CALIFORNIA 92626. TELEPHONE INQUIRIES MAY BE DIRECTED TO DAVID C. WATT AT (714) 545-0100.

                              THE COMPANY

     ICN is a multinational pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, research and diagnostic products and provides radiation monitoring services. The Company pursues a strategy of international expansion which includes
(i) the consolidation of the Company's leadership position in Eastern Europe and Russia; (ii) the acquisition of high margin products that complement existing product lines and can be registered and introduced into additional markets to meet the specific needs of those markets; and (iii) the creation of a pipeline of new products through internal research and development, as well as strategic partnerships and licensing arrangements. References to ICN or the Company include the subsidiaries of ICN, unless the context requires otherwise.

     The Company distributes and sells a broad range of prescription and over-the-counter pharmaceutical and nutritional products in over 60 countries worldwide, primarily in North America, Latin America, Western Europe and Eastern Europe. These pharmaceutical products treat viral and bacterial infections, diseases of the skin, myasthenia gravis, cancer, cardiovascular disease, diabetes and psychiatric disorders. Among the Company's products is the broad spectrum antiviral agent ribavirin, which is marketed in the United States, Canada and most of Europe under the trade name Virazole(R). Virazole(R) is currently approved for commercial sale in over 40 countries for one or more of a variety of viral infections, including respiratory syncytial virus ("RSV"), herpes simplex, influenza, chicken pox, hepatitis and human immunodeficiency virus (HIV). In the United States, Virazole(R) is approved only for use in hospitalized infants and young children with severe lower respiratory infections due to RSV.

     The Company believes it has substantial opportunities to realize growth from its internally developed compounds. These compounds are the result of significant investments in its research and development activities related to nucleic acids conducted over three decades. On July 28, 1995, the Company entered into an Exchange License and Supply Agreement (the "Agreement") and a Stock Purchase Agreement with a subsidiary of Schering-Plough Corporation ("Schering") to license the Company's proprietary drug ribavirin as a treatment for chronic hepatitis C in combination with Schering's alpha interferon (the "Combination Therapy"). The Agreement provided the Company an initial non-refundable payment by Schering of $23,000,000, and future royalty payments to the Company for marketing of the drug, including certain minimum royalty rates. Schering will have exclusive marketing rights for ribavirin for hepatitis C worldwide, except that the Company will retain the right to co-market in the countries of the European Economic Community. In addition, Schering will purchase up to $42,000,000 in Common Stock upon the achievement of certain regulatory milestones. Under the Agreement, Schering is responsible for all clinical developments and regulatory activities worldwide. During 1996, clinical trials commenced with the enrollment of more than 2000 patients. In December 1997, the Company was informed by Schering that Schering had filed a New Drug Application for the Combination Therapy with the U.S. Food and Drug Administration (the "FDA"). See "Risk
Factors -- No Assurance of Successful Development and Commercialization of Future Products."

     The Company believes it is positioned to expand its presence in the pharmaceutical markets in Eastern and Central Europe. In 1991, a 75% interest was acquired in Galenika Pharmaceuticals ("Galenika"), a large drug manufacturer and distributor in Yugoslavia. Galenika was subsequently renamed ICN Yugoslavia. This acquisition added new products and significantly expanded the sales volume of the Company. With the investment in ICN Yugoslavia, the Company became one of the first Western pharmaceutical companies to establish a direct investment in Eastern Europe. ICN Yugoslavia continues to be a significant part of the Company's operations although its sales and profitability have, at times, been substantially diminished owing principally to the imposition of sanctions on Yugoslavia by the United Nations. However, the United Nations Security Council adopted resolutions, that in December 1995, suspended and, in October 1996, lifted economic sanctions imposed on the Federal Republic of Yugoslavia since May of 1992. The suspension and lifting of economic sanctions enabled ICN Yugoslavia to resume exporting certain of its product lines to Russia, other Eastern European Markets, Africa, the Middle East and the Far East. See "Risk Factors -- Risk of Operation in Yugoslavia."

     In 1995, the Company acquired a 75% interest in Oktyabr, one of the largest pharmaceutical companies in the Russian Federation. In 1996, the Company purchased an additional 15% interest in Oktyabr, raising its ownership to 90%. Additionally, in 1996 and 1997 the Company greatly expanded its Russian presence through the acquisition of four additional pharmaceutical companies: Leksredstva, located in
Kursk; Polypharm, located in Chelyabinsk; Marbiopharm, located in Yoshkar-Ola; and AO Tomsky Chemical and Pharmaceutical Plant ("Tomsk") located in Tomsk. The combined sales of these five companies establish the Company among the largest pharmaceutical companies in Russia today and a pioneer and leader in the privatization movement. In 1996, the Company acquired a 60% interest in Alkaloida Chemical Co. ("Alkaloida"), one of the largest pharmaceutical companies in terms of sales in Hungary and a major world producer of morphine and related compounds. In October 1997, the Company acquired an 80% interest in Rzeszow, a pharmaceutical company located in Poland. The Company is currently exploring acquisition opportunities in Russia and the Czech Republic. See "Risk Factors -- Risk of Operations in Eastern Europe, Russia and China."

     In August 1997, ICN Puerto Rico, Inc. (the "Subsidiary") acquired the worldwide rights (except India) to seven products: Alloferin, Ancotil, Glutril, Limbitrol, Mestinon, Prostigmin and Protamin from F. Hoffmann-La Roche Ltd. ("Roche"). The Subsidiary also obtained worldwide rights outside of the United States and India to Efudix and Librium. The Company received the product rights in exchange for $90,000,000 payable in a combination of 1,600,000 shares of the Company's Common Stock valued at $40,000,000 and 2,000 shares of a new issue of the Company's convertible preferred stock valued at $50,000,000. Each share of the Company's convertible preferred stock is convertible into 1,000 shares of Common Stock at a conversion price equivalent to $25 per share. The Company guaranteed Roche a price initially at $25.75 per share of Common Stock, increasing at a rate of 6% per annum for three years, with the Company being entitled to any proceeds realized by Roche from the sale of these shares during the guarantee period in excess of the guaranteed price. Also in August 1997, the Subsidiary purchased Roche's Humacao, Puerto Rico manufacturing plant (the "Humacao, Puerto Rico Plant"), which meets current U.S. Food and Drug Administration Good Manufacturing Practices for various products, including: Aleve, Naprosyn, EC Naprosyn, Anaprox and Cytovene, for $55,000,000 in cash and the assumption of certain debt. Simultaneously, Roche leased the Humacao, Puerto Rico Plant from the Company for two years at $8,000,000 per annum. On December 5, 1997, the Company acquired the worldwide rights to Levo-Dromoran and Tensilon from subsidiaries of Roche, and pursuant to an option granted by Roche to the Company in connection with the August 1997 transaction, the Company obtained the U.S. rights to Efudix and Librium for a total aggregate purchase price of approximately $89,000,000 (the purchase price for which was paid utilizing the price appreciation in the Common Stock issued to Roche in August 1997).

     In addition to its pharmaceutical operations, the Company also develops, manufacturers and sells, through its wholly owned subsidiary, ICN Biomedicals, Inc., a broad range of research and diagnostic products and radiation monitoring services. The Company markets these products internationally to major scientific, academic, health care and governmental institutions through catalog and direct mail marketing programs.

     The principal executive offices of the Company are located at 3300 Hyland Avenue, Costa Mesa, California 92626. The telephone number at such address is (714) 545-0100.

                             RISK FACTORS

     An investment in the Common Stock involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment. A holder of the Certificates should be fully aware of the risk factors set forth herein, when evaluating whether to convert their Certificates into Common Stock. This Prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus and in the documents incorporated by reference and may include statements regarding, among other matters, the Company's growth opportunities, the Company's acquisition strategy, regulatory matters pertaining to governmental approval of the marketing or manufacturing of certain of the Company's products and other factors affecting the Company's financial condition or results of operations. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking known and unknown statements. Such factors include the various risk factors described below.

     DEPENDENCE ON FOREIGN OPERATIONS

     Approximately 75% and 80% of the Company's net sales for 1995 and 1996, respectively, and approximately 78% and 80% of the Company's net sales for the nine months ended September 30, 1996 and 1997, respectively, were generated from operations outside the United States. The Company operates directly and through distributors in North America, Latin America (principally Mexico), Western Europe and Eastern Europe and through distributors elsewhere in the world. Foreign operations are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, price and exchange controls, limitations on foreign participation in local enterprises, health-care regulation and other restrictive governmental actions. Changes in the relative values of currencies take place from time to time and may materially affect the Company's results of operations. Their effects on the Company's future operations are not predictable. The Company does not currently have a hedging program to protect against foreign currency exposure and, in certain of the countries in which the Company operates, no effective hedging program is available.

     RISK OF OPERATIONS IN YUGOSLAVIA

     ICN Yugoslavia represents a material part of the Company's business. Approximately 46% and 44% of the Company's net sales for 1995 and 1996, respectively, were from ICN Yugoslavia. In addition, approximately 50% and 62% of the Company's operating income for 1995 and 1996, respectively, and approximately 45% and 32% of the Company's net sales for the nine months ended September 30, 1996 and 1997, respectively, were from ICN Yugoslavia. ICN Yugoslavia, a 75% owned subsidiary, operates in a business environment that is subject to significant economic volatility and political instability. The economic conditions in Yugoslavia include continuing liquidity problems, unemployment, a weakened banking system and a high trade deficit. Between May 1992 and December 1995, ICN Yugoslavia operated under United Nations' sanctions that severely limited the ability to import raw materials and prohibited all exports. While the sanctions have been suspended, certain risks, such as hyperinflation, currency devaluations, wage and price controls and potential government action could continue to have material adverse impact on the Company's financial position and results of operations.

     During 1992 and 1993, the rate of inflation in Yugoslavia was over one billion percent per year. Inflation was dramatically reduced in January 1994 when the government enacted a stabilization program designed to strengthen its currency. This program reduced the annualized inflation rate to five percent by the end of 1994, increased the availability of hard currency, stabilized the exchange rate of the dinar and improved the overall economy. In 1995, the effectiveness of the stabilization program began to wane, resulting in a decline in the availability of hard currency and an acceleration of inflation to an annual rate of 90% by year end. In November 1995, the dinar was devalued from a rate of 1.4 dinars per U.S.$1 to a rate of
4.7 dinars per U.S.$1.

     During 1996, inflation increased further to an annual rate of 95% and the availability of hard and local currency continued to decline. The lifting of sanctions by the United Nations eventually provided opportunities to export outside of Yugoslavia. A policy of strict monetary control in Yugoslavia has kept inflation at a current annual level of approximately 40%. However, Yugoslavia has not fully recovered the international status it held before sanctions were imposed and management believes that economic reform and privatization is necessary before the economy will improve dramatically. The Yugoslavian government is still negotiating to regain membership in the International Monetary Fund and World Bank. Management believes that the 1997 Presidential and parliamentary elections may result in political change that would lead to economic reform, although such elections also have the potential to create additional political instability and currency devaluations.

     In an  effort  by the  National  Bank of  Yugoslavia  to  control inflation through tight monetary controls, Yugoslavia is now experiencing severe liquidity problems. This has resulted in longer collection periods on ICN Yugoslavia's receivables. Most of ICN Yugoslavia's customers are slow to pay due to delays of health care payments by the government. This has also resulted in ICN Yugoslavia being unable to make timely payments on its payables. ICN Yugoslavia is attempting to reduce its receivables and improve its cash flow by restricting future sales; however, these actions may result in sales and earnings in 1997 that are lower than such amounts in 1996.

     ICN Yugoslavia began the year with a net monetary asset exposure of $134,000,000 which was subject to foreign exchange loss if a devaluation of the dinar were to occur. During the first nine months of 1997, the Company reduced its monetary exposure by converting dinar-denominated accounts receivable into notes receivable payable in dinars, but fixed in dollar amounts. The first conversion was made early in the first quarter of 1997 with $50,000,000 of accounts receivable converted into a one year note with interest at LIBOR plus one percent. A second conversion was arranged at the end of the first quarter of 1997 through an agreement with the Yugoslavian government to purchase $50,000,000 of drugs. The sales under this agreement were converted into a note receivable bearing interest at LIBOR plus one percent on the outstanding balance and has special payment guarantees with the payment fixed in dollar amounts. The second agreement also allows the Company to offset payroll tax obligations against outstanding accounts receivable balances. Subsequent to these two agreements, the Company negotiated an arrangement with the government of Yugoslavia under which ICN Yugoslavia would commit to continue to provide products, in dollar denominated sales, in an amount up to $50,000,000 per calendar quarter for one year, and the government would pay a minimum of $9,500,000 per month towards outstanding receivables. However, at no point in time can the amount due to ICN Yugoslavia from the government exceed $200,000,000, including both accounts and notes receivable. Receivables that arise from this agreement are interest bearing with interest at the LIBOR rate plus one percent. As of September 30, 1997, ICN Yugoslavia had a net monetary asset position of $48,000,000 which would be subject to foreign exchange loss if a devaluation of the dinar were to occur.

     The Company was able to reduce its  overall  accounts  receivable balance from the beginning of the year through collections and the conversion of $130,000,000 of accounts receivable into notes receivable discussed above. As of September 30, 1997, the accounts receivable balance was $74,471,000. The willingness of the Yugoslavian government to provide the Company protection against devaluation on its receivables in exchange for longer payment terms is a reflection of the strict adherence to government policy on controlling inflation by limiting the amount of hard currency in circulation. This policy was initially established with the start of the stabilization program in 1994.

     With 80% of ICN Yugoslavia sales arising from government or government-sponsored entities, ICN Yugoslavia is financially dependent on the Yugoslavian government. Additionally, ICN Yugoslavia is also subject to credit risk in that 60% of its December 31, 1996, domestic accounts receivables and 31% of its year-to-date sales are with three major customers.

     ICN Yugoslavia is subject to price controls in Yugoslavia. The size and frequency of government-approved price increases are influenced by local inflation, devaluations, cost of imported raw materials and demand for ICN Yugoslavia products. During 1995, 1996 and the first nine months of 1997, ICN Yugoslavia received fewer price increases than in the past due to lower relative levels of inflation. As inflation increases, the size and frequency of price increases are expected to increase. Price increases obtained by ICN Yugoslavia are based on economic events preceding such an increase and not on expectations of ongoing inflation. A lag in approved price increases could reduce the gross margins that ICN Yugoslavia receives on its products. Although the Company expects that ICN Yugoslavia will limit sales of products that have poor margins until an acceptable price increase is received, the impact of an inability to obtain adequate price increases in the future could have an adverse impact on the Company as a result of declining gross profit margins or declining sales in an effort to maintain existing gross margin levels.

     RISK OF OPERATIONS IN RUSSIA, EASTERN EUROPE AND CHINA

     The Company has invested a total of approximately $28,404,000 for majority interests in five pharmaceutical companies located in Russia. The Company also invested approximately $22,100,000 in its 60.0% interest in ICN Hungary. In October 1997, the Company invested approximately $33,700,000, and 31,700 shares of Common Stock valued at $1,709,000 to be issued to certain employees (see "Selling
Stockholders"), in an 80% interest in Rzeszow, a pharmaceutical company located in Poland, and has committed to invest an additional $20,000,000 in 1998 and 1999, which will give the Company a 90% interest in Rzeszow. In September 1996, the Company committed to invest an aggregate of $24,000,000 in a joint venture with Jiangsu Provincial Wuxi Pharmaceutical Corporation ("Wuxi"), a Chinese state-owned pharmaceutical corporation. Although the Company believes that investment in Russia, Eastern Europe, China and other emerging markets offers access to growing world markets, the economic and political conditions in such countries are uncertain. See "-- Dependence on Foreign Operations."

     NO ASSURANCE OF SUCCESSFUL DEVELOPMENT AND COMMERCIALIZATION
     OF FUTURE PRODUCTS

     The Company's future growth will depend, in large part, upon its ability to develop or obtain and commercialize new products and new formulations of or indications for current products. The Company is engaged in an active research and development program involving compounds owned by the Company or licensed from others which the Company may, in the future, desire to develop commercially. There can be no assurance that the Company will be able to develop or acquire new products, obtain regulatory approvals to use such products for proposed or new clinical indications in a timely manner, manufacture its potential products in commercial volumes or gain market acceptance for such products. In addition, the Company may require financing over the next several years to fund costs of development and acquisitions of new products and, if Virazole(R) is approved for treatment of chronic hepatitis C in Combination Therapy (for which there can be no assurance), to expand the production and marketing of Virazole(R) in the countries of the European Union, where the Company has retained co-marketing rights under the License Agreement. It may be desirable or necessary for the Company to enter into licensing arrangements with other pharmaceutical companies in order to market effectively any new products or new indications for existing products such as the License Agreement with Schering for the marketing of Virazole(R) for Combination Therapy (if approved). There can be no assurance that the Company will be successful in raising such additional capital or entering into such marketing arrangements, if required, or that such capital will be raised, or such marketing arrangements will be, on terms favorable to the Company.

     LIMITED PATENT PROTECTION

     The Company may be dependent on the protection afforded by its patents relating to Virazole(R) and no assurance can be given as to the breadth or degree of protection which these patents will afford the Company. The Company has patent rights in the United States expiring in 1999 relating to the use of Virazole(R) to treat specified human viral diseases. If future development of Virazole(R) in
Combination Therapy is successful and approval is granted in the United States, an additional award of exclusivity will be granted of up to three years from date of approval (Waxman-Hatch Act); however, there can be no assurance that such development will be successful or that such approval will be obtained. While the Company has patents in certain foreign countries covering the use of Virazole(R) in the treatment of certain diseases, which coverage and expiration varies and which patents expire at various times through 2006, the Company has no, or limited, patent rights with respect to Virazole(R) and/or its use in certain foreign countries where Virazole(R) is currently, or in the future may be, approved for commercial sale, including France, Germany and Great Britain. However, the Company and Schering intend to file applications for approval of Combination Therapy through a centralized procedure in the European Union (which includes France, Germany and Great Britain). If such approval is granted, the Company and Schering would be afforded either six or ten years (depending upon the particular country) of protection for the Combination Therapy against competition. There can be no assurance that the loss of the Company's patent rights with respect to Virazole(R) upon expiration of the Company's patent rights in the United States, Europe and elsewhere will not result in competition from other drug manufacturers or will not otherwise have a significant adverse effect upon the business and operations of the Company.

     As a general policy, the Company expects to seek patents, where available, on inventions concerning novel drugs, techniques, processes or other products which it may develop or acquire in the future. However, there can be no assurance that any patents applied for will be granted, or that, if granted, they will have commercial value or as to the breadth or the degree of protection which these patents, if issued, will afford the Company. The Company intends to rely substantially on its unpatented proprietary know-how, but there can be no assurance that others will not develop substantially equivalent proprietary information or otherwise obtain access to the Company's know-how. Patents for pharmaceutical compounds are not available in certain countries in which the Company markets its products.

     Marketing approvals in certain foreign countries provide an additional level of protection for products approved for sale in such countries.

     UNCERTAIN IMPACT OF ACQUISITION PLANS

     The Company intends aggressively to continue its strategy of targeted expansion through the acquisition of compatible businesses and product lines and the formation of strategic alliances, joint ventures and other business combinations. Should the Company complete any material acquisition, the Company's success or failure in integrating the operations of the acquired company may have a material impact on the future growth or success of the Company. Since some or all of these potential acquisitions may be affected with the issuance of Common Stock by the Company to the sellers of the businesses being acquired or financed with the issuance of Common Stock or securities convertible into Common Stock, the interest of existing stockholders in the Company may be diluted (which dilution may be material depending on the size and the number of acquisitions consummated). Subject to sufficient authorized and unissued shares of Common Stock being available, no stockholder approval of any acquisition transaction would be required unless the number of shares of Common Stock issued by the Company in connection with the transaction (or series of related transactions) were to exceed 20% of the then outstanding shares of Common Stock.

     POTENTIAL LITIGATION EXPOSURE

     ICN is a defendant in a consolidated class action lawsuit alleging, among other things, violations of federal securities laws (the "Class Action"). Plaintiffs alleged that ICN made misrepresentations of material facts and omitted to state material facts in 1994 and 1995 concerning the Company's NDA for the use of Virazole(R) for monotherapy treatment of chronic hepatitis C (the "Hepatitis C NDA"). In July 1997, the Company and the plaintiffs in the Class Action agreed to settle the litigation for the sum of $15.0 million. The settlement is in the process of being documented and is subject to the approval of the court. A settlement hearing is expected to be held in January 1998. The Company intends to urge the district court to approve the settlement of the Class Action. If the settlement is not approved, and the Class Action proceeds to trial, the ultimate outcome of any such trial cannot be predicted with certainty, and any unfavorable outcome could have a material adverse effect on the Company.

     Pursuant to an Order Directing Private Investigation and Designating Officers to Take Testimony, entitled In the Matter of ICN Pharmaceuticals, Inc., (P-177) (the "Order"), a private investigation is being conducted by the SEC with respect to certain matters pertaining to the status and disposition of the Hepatitis C NDA. As set forth in the Order, the investigation concerns whether, during the period June 1994 through February 1995, the Company, persons or entities associated with it and others, in the offer and sale or in connection with the purchase and sale of ICN securities, engaged in possible violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, by having possibly: (i) made false or misleading statements or omitted material facts with respect to the status and disposition of the Hepatitis C NDA; (ii) purchased or sold Common Stock while in possession of material, non-public information concerning the status and disposition of the Hepatitis C NDA; or (iii) conveyed material, non-public information concerning the status and disposition of the Hepatitis C NDA, to other persons who may have purchased or sold Common Stock. The Company is cooperating with the Commission in its investigation. The Company has and continues to produce documents to the SEC pursuant to its request and the SEC has taken the depositions of certain current and former officers, directors and employees of the Company.

     The Company has received a Subpoena (the "Subpoena") from a Grand Jury in the United States District Court, Central District of California requesting the production of documents covering a broad range of matters over various time periods. The Company and Milan Panic, Chairman and Chief Executive Officer, are subjects of the investigation. The Company has and continues to cooperate in the production of documents pursuant to the Subpoenas. A number of current and former employees of the Company have been interviewed by the government in connection with the investigation.

     The ultimate outcome of the SEC and Grand Jury investigations cannot be predicted and any unfavorable outcome could have a material adverse effect on the Company.

     DEPENDENCE ON KEY PERSONNEL

     The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its management, including Milan Panic, its Chairman, President and Chief Executive Officer. The loss of their services could have a material adverse effect on the Company. The Company cannot predict what effect, if any, the Commission's investigation of the Company, as described under "Potential Litigation Exposure," and the Subpoena may have on Mr. Panic's ability to continue to devote services on a full time basis to the Company. See " -- Potential Litigation Exposure," above. In addition, Mr. Panic, who served as Prime Minister of Yugoslavia from July 1992 to March 1993, remains active in Yugoslavian politics and may again serve in a governmental office in the future.

     POTENTIAL PRODUCT LIABILITY EXPOSURE AND LACK OF INSURANCE

     The Company could be exposed to possible claims for personal injury resulting from allegedly defective products. Even if a drug were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may result from the Company's products. The Company generally self-insures against potential product liability exposure with respect to its marketed products, including Virazole(R). While to date no material adverse claim for personal injury resulting from allegedly defective products, including Virazole(R), has been successfully maintained against the Company or any of its predecessors, a substantial claim, if successful, could have a material adverse effect on the Company.

     GOVERNMENT REGULATION

     FDA approval must be obtained in the United States and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products for use by humans in such respective jurisdictions. Obtaining FDA approval for new products and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Numerous requirements must be satisfied, including preliminary testing programs on animals and subsequent clinical testing programs on humans, to establish product safety and efficacy. No assurance can be given that authorization of the commercial sale of any new drugs or compounds by the Company for any application or of existing drugs or compounds for new applications will be secured in the United States or any other country, or that, if such authorization is secured, those drugs or compounds will be commercially successful.

     The FDA in the United States and other regulatory agencies in other countries also periodically inspect manufacturing facilities. Failure to comply with applicable regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent or delay the Company from obtaining future regulatory approvals.

     The Company is subject to price control restrictions on its pharmaceutical products in the majority of countries in which it operates. To date, the Company has been affected by pricing adjustments in Spain and by the lag in allowed price increases in Yugoslavia and Mexico, which have created lower sales in U.S. dollars and reductions in gross profit. Future sales and gross profit could be materially affected if the Company is unable to obtain price increases commensurate with the levels of inflation.

     COMPETITION

     The Company operates in a highly competitive environment. The Company's competitors, many of whom have substantially greater capital resources and marketing capabilities and larger research and development staffs and facilities than the Company, are actively engaged in marketing products similar to those of the Company and in developing new products similar to those proposed to be developed and sold by the Company. Others may succeed in developing products that are more effective than those marketed or proposed for development by the Company. Progress by other researchers in areas similar to those being explored by the Company may result in further competitive challenges. In early 1996, MedImmune, Inc. began marketing in the United States RespiGam(R), a prophylactic drug for the treatment of RSV. The Company is aware of several other ongoing research and development programs which are attempting to develop new prophylactic and therapeutic products for treatment of RSV. Although the Company will follow publicly disclosed developments in this field, on the basis of currently available data, it is unable to evaluate whether RespiGam(R) or the other technology being developed in these programs poses a threat to the Company's current market position in the treatment of RSV or its revenue streams. In addition, a number of companies and researchers are engaged in developmental efforts for the treatment of Hepatitis C, including through the use of protease inhibitors. The Company may also face increased competition from manufacturers of generic pharmaceutical products when certain of the patents covering certain of its currently marketed products expire.

     INDEBTEDNESS AND OTHER OBLIGATIONS OF THE COMPANY

     As of September 30, 1997, after giving effect to the redemption of certain indebtedness of the Company in November 1997 (see "Recent Developments") and repayment of indebtedness related to the Company's acquisition of a plant in Puerto Rico, the Company had outstanding long-term debt of $342,000,000. The indenture for certain of the Company's debt contains, and other debt instruments of the Company may in the future contain, a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets,
enter  into  investments  or   acquisitions,   engage  in  mergers  or
consolidations, make capital expenditures or engage in certain transactions with subsidiaries and affiliates, and otherwise restrict certain corporate activities. The Company's strategy contemplates continued strategic acquisitions, and a portion of the cost of such acquisitions may be financed through additional indebtedness. There can be no assurance that financing will continue to be available on terms acceptable to the Company or at all. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to fund scheduled investments and capital expenditures, to make future acquisitions or developments and to absorb adverse operating results may be adversely affected.

                          RECENT DEVELOPMENTS

On November 16, 1997, the Company completed its redemption of its 8 1/2% Convertible Subordinated Notes due 1999 (the "8 1/2% Notes") at 102.125% of the principal amount plus accrued interest. In addition, on November 7, 1997, the Company completed its redemption of the 5 5/8% Xr Capital Holding Exchangeable Certificates due 2001 (the "5 5/8% Certificates"), issued by a trust (the "Trust") established by the Company in 1986, at 100% of the principal amount plus accrued interest. In connection with the redemption of the 8 1/2% Notes, $114,800,000 in principal amount were converted into 5,200,000 shares of Common Stock, and the balance of $61,000 in principal amount was redeemed for cash at 102.125% of the principal amount. In connection with the redemption of the 5 5/8% Certificates, Swiss Francs 59,000,000 in principal amount were exchangeable into 1,300,000 shares of Common Stock, and the balance of Swiss Francs 180,000 in principal amount was redeemed for cash at 100% of the principal amount plus accrued interest. As part of the redemption and the termination of the Trust, Swiss Francs 36,000,000 of collateral was released and became available to the Company for general corporate purposes.

     On December 5, 1997, the Company acquired the U.S. rights to Efudix and Librium from Roche and worldwide rights to Levo-Dromoran and Tensilon from subsidiaries of Roche for a total aggregate purchase price of approximately $89,000,000 (the purchase price for which was paid utilizing the price appreciation in the Common Stock issued to Roche in August 1997). In August 1997, the Company had acquired worldwide rights to seven Roche products, rights outside of the United States to Efudix and Librium and an option to obtain the U.S. rights to these two products. See "The Company."

                            USE OF PROCEEDS

     The Company will only receive proceeds from the exercise of the Warrants and the issue of Common Stock upon the exercise of the Warrants. If all of the 46,818 outstanding Warrants are exercised, the Company will receive aggregate gross proceeds of approximately $870,000.

     No assurance can be given, however, that all or any portion of the Warrants will be exercised. If any of the Warrants are exercised, the Company intends to use the proceeds for general corporate purposes.

     The Company will not receive any of the proceeds from the sale of the 551,595 shares of Common Stock that may be issued to the Certificate holders, upon the exchange of the Certificates from and after the Merger described above, or from any sales of the 31,700 shares of Common Stock by the Rzeszow Employees.

     Warrant holders are referred to the terms of the Warrants and the related agreements relating to the Warrants for information regarding their exchange rights. A copy of the Warrant Agreement is attached as an exhibit to the Registration Statement of which this Prospectus is a part.

     Certificate holders are referred to the terms of the Certificates and the related agreements pertaining to such rights for information regarding their exchange rights. Copies of the indenture and related documents are attached as an exhibit to the Registration Statement of which this Prospectus is a part.

     The transfer agent for the Common Stock is the American Stock Transfer & Trust Company unless and until a successor is selected by the Company.

                         SELLING STOCKHOLDERS

     The Company agreed to issue 50 Shares to each of the Rzeszow Employees in an offering made outside of the United States under Regulation S of the Securities Act. The total number of Shares to be offered to the Rzeszow Employees is 31,700 Shares. This Prospectus covers the resale from time to time of the Rzeszow Shares. Because the Rzeszow Employees may sell all or part of the Rzeszow Shares that they hold pursuant to this Prospectus and because this Offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of the Company's Shares that will be held by the Rzeszow Employees upon termination of this Offering.

     As of December 16, 1997, the Company had outstanding approximately 47,514,194 shares of Common Stock. The Shares to be sold by the Rzeszow Employees represent in the aggregate less than 1% of the outstanding shares of Common Stock.

                         PLAN OF DISTRIBUTION

     If all of the Warrants outstanding as of December 4, 1997, were exercised, 46,818 shares of Common Stock would be issued. The Warrants were issued pursuant to a Warrant Agreement between the Company and Meyers, and have usual and customary antidilution provisions as more fully described in the Warrant Agreement. The Warrants are exercisable until 5:00 p.m., Pacific Time, on January 27, 1998 at an exercise price of $18.7151 per share. This Prospectus also has been prepared for the benefit of the Certificate holders who exchange Certificates for the Common Stock. There can be no assurance that any of the Warrant holders or Certificate holders will exchange any of the Warrants or Certificates into Common Stock.

     The Rzeszow Shares may be sold from time to time by the Rzeszow Employees or by their transferees and assigns. Such sales may be made in the over-the-counter market, on the NYSE or other exchanges (if the Common Stock is listed for trading thereon), or otherwise at prices and at terms then prevailing, at prices related to the then current market price or at negotiated prices. The Rzeszow Shares may be sold by any one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker as principal and resale by such broker or dealer for its account; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. In addition, any Rzeszow Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Rzeszow Employees and any broker-dealers, agents or underwriters that participate with the Rzeszow Employees in the distribution of the Rzeszow Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by such broker-dealer, agent or underwriter and any profit on the resale of the Rzeszow Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the Rzeszow Shares offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock, during any applicable "restricted period" prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Rzeszow Employees will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M, the provisions of which may limit the timing of purchases and sales of Common Stock by the Rzeszow Employees.

     To the extent required, the Company will use its best efforts to file, during any period in which exchanges are being made, one or more supplements to this Prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus or any material change to such information in this Prospectus.

                             LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by David C. Watt, Executive Vice President, General Counsel and Corporate Secretary of the Company. As of December 16, 1997, Mr. Watt beneficially owned 99,673 shares of Common Stock, including 97,678 shares which he has the right to acquire upon the exercise of currently exercisable stock options.

                    INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets as of December 31, 1996 and 1995, and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus, have been included herein in reliance on the report, which includes an emphasis of matter paragraph related to the Company's net monetary assets at ICN Yugoslavia which would be subject to foreign exchange loss if a devaluation of the dinar were to occur, of Coopers & Lybrand L.L.P., independent public accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended September 30, 1997 and 1996, incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Any financial statements and schedules hereafter incorporated by reference in the Registration Statement of which this Prospectus is a part, that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR
SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

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                          TABLE OF CONTENTS
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                                                          Page
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Prosectus Summary........................................    1
The Company..............................................    2
Available Information....................................    2
Incorporation of Certain Documents by
   Reference.............................................    3
Risk Factors.............................................    6
Recent Developments......................................   12
Use of Proceeds..........................................   12
Selling Stockholders.....................................   13
Plan of Distribution.....................................   13
Legal Matters............................................   14
Independent Public Accounts..............................   14

                            630,113 Shares

                      ICN Pharmaceuticals, Inc.

                             Common Stock

                            --------------
                              Prospectus
                            --------------

                          December 19, 1997